================================================================================
PRESS RELEASE                                         UNILAB CORPORATION
                                                      18448 Oxnard Street
                                                      Tarzana, CA 91356
                                                      www.Unilab.com
================================================================================
                                                      For Further Information:
                                                      Brian D. Urban
                                                      Phone: (818) 758-6611
                                                      e-mail: burban@unilab.com


IMMEDIATE RELEASE
July 31, 2002


               UNILAB CORPORATION ANNOUNCES SECOND QUARTER RESULTS

TARZANA, CA, July 31, 2002 /BusinessWire/ - Unilab Corporation (Nasdaq:ULAB) announced today that net sales for the quarter ended June 30, 2002 were $109.2 million, an increase of 10.4% from $98.9 million in the same period last year. Net income increased by more than 87% to $11.0 million, or $0.31 per diluted share, for the second quarter of 2002 compared to net income, before non-recurring charges described below, of $5.9 million, or $0.20 per diluted share, in the same period last year. The second quarter of 2002 net income per diluted share includes a $0.03 increase from the required change in goodwill accounting.

Earnings before interest, taxes, depreciation, amortization, and non-recurring items ("Adjusted EBITDA") were $25.3 million for the second quarter of 2002, or 23.2% of sales, compared to $22.2 million, or 22.4% of sales for the same period last year.

In the second quarter of last year, Unilab repaid bank indebtedness and reported a non-cash extraordinary loss, net of taxes, of $0.6 million. In addition, the Company paid and incurred a non-recurring charge of $2.5 million in consideration for the termination of annual fees for financial advisory services from the Company's majority shareholder. The Company also recognized non-cash stock-based compensation charges of $1.4 million for certain options issued to consultants and recorded a $2.95 million charge related to an offer by the Department of Justice to settle a pending billing investigation. After these non-recurring items recorded in the second quarter of 2001, the Company reported net income of $1.3 million, or $0.05 per diluted share for the quarter.

For the first six months of 2002, net sales totaled $213.0 million, an increase of 9.7% from $194.2 million in the same period of the prior year. EBITDA, EBITDA margin, net income and net income per diluted share, excluding non-recurring items, were $47.0 million, 22.0%, $19.7 million and $0.56, respectively, for the first six months of 2002 versus $40.3 million, 20.8%, $9.1 million and $0.33 in the same period last year. For the six months ended June 30, 2002, net income per diluted share included a $0.06 increase from the required change in goodwill accounting. Including the non-recurring items, EBITDA, EBITDA margin, net income and net income per diluted share were $32.8 million, 16.9%, $4.5 million and $0.16, respectively, for the six months ended June 30, 2001.

Testing volumes increased 5.9% and revenue per requisition improved 4.2% in the second quarter of 2002 compared to the same period in the prior year. Excluding the revenue generated from acquired businesses, core business volumes grew by 5.1% while revenue per requisition improved by 3.6%. Days sales outstanding ("DSO") - a measure of billing and collection efficiency - was 58 days, compared to 63 days at the end of 2001. Bad debt expense decreased to 6.9% of revenue in the second quarter of 2002 from 7.3% of revenue in the same period last year. The Company's cash position was $35.8 million at the end of the second quarter, with no borrowing having taken place under the Company's revolving credit facility. Capital expenditures were $1.2 million for the quarter.

"We are pleased to report record revenue, EBITDA and EBITDA margin for Unilab in the second quarter," said Bob Whalen, Unilab's CEO and President. "Our EBITDA for the second quarter was over 14% greater than our previous quarterly EBITDA record and helped us to exceed our prior guidance and street estimates. Our record results were fueled by a reimbursement environment that continues to remain favorable. We were particularly pleased with the 3.6% increase in our core revenue per requisition that we were able to achieve in the second quarter. In addition, volume growth continues to remain strong and we remain ever vigilant in controlling operating costs. We look forward to building upon our momentum in the second quarter and remain comfortable with analyst's estimates for the remainder of the year."

Unilab Corporation will discuss its second quarter financial results during a conference call on August 1 at 8:00 A.M. Pacific Time. To hear a simulcast of the call over the Internet, or a replay, registered analysts may access Street Events at http://www.streetevents.com and all others may access the Unilab Corporation website at http://www.unilab.com. In addition, a replay of the call will be available from 11:00 A.M. PST on August 1 through 6:00 P.M. Pacific Time on August 8 by dialing (888) 568-0540.

This communication contains certain forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and business of Unilab, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Certain of these risks and uncertainties are described in Unilab's most recent reports on Form 10-Q, most recent reports on Form 10-K and other periodic reports filed by Unilab with the Securities and Exchange Commission.

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 400 regional service and testing facilities located throughout the state. Additional information is available on the Company's website at www.unilab.com.



                              - tables to follow -

                                                Unilab Corporation
                                             Statements of Operations
                                   (amounts in thousands, except per share data)
                                                    (Unaudited)

                                                                   Three months ended     Six months ended
                                                                         June 30,              June 30,
                                                                      2002       2001       2001      2002
--------------------------------------------------------------------------------------------------------------
Revenue                                                           $109,171   $ 98,932   $213,040   $194,240
Direct Laboratory and Field Expenses:
     Salaries, Wages and Benefits                                   30,620     28,519     61,327     57,448
     Supplies                                                       15,539     13,805     30,428     27,548
     Other Operating Expenses                                       23,927     21,854     46,913     43,888
--------------------------------------------------------------------------------------------------------------
                                                                    70,086     64,178    138,668    128,884
Selling, General and Administrative Expenses                        13,756     12,562     27,419     25,032
Legal, Stock-based Compensation and Other Non-recurring
Charges                                                                 --      6,829         --      6,955
Amortization and Depreciation                                        1,826      3,859      3,850      7,328
--------------------------------------------------------------------------------------------------------------
Total Operating Expenses                                            85,668     87,428    169,937    168,199
--------------------------------------------------------------------------------------------------------------
Operating Income                                                    23,503     11,504     43,103     26,041
Interest Expense, Net                                                4,475      8,181      9,144     17,250
--------------------------------------------------------------------------------------------------------------
Income Before Income Taxes and Extraordinary Item                   19,028      3,323     33,959      8,791
Tax Provision                                                        7,992      1,395     14,263      3,692
--------------------------------------------------------------------------------------------------------------
Income before Extraordinary Item                                    11,036      1,928     19,696      5,099
Extraordinary Item - Loss on Early Extinguishment of Debt
(net of tax benefit of $400)                                            --        582         --        582
--------------------------------------------------------------------------------------------------------------
Net Income                                                        $ 11,036   $  1,346   $ 19,696   $  4,517
==============================================================================================================
EBITDA, Excluding Extraordinary Item and Legal,
Stock-based Compensation and Other Non-recurring Charges          $ 25,329   $ 22,192   $ 46,953   $ 40,324
==============================================================================================================
Basic Net Income per Share:
Income Before Extraordinary Item                                  $   0.33   $   0.07   $   0.59   $   0.19
Net Income                                                        $   0.33   $   0.05   $   0.59   $   0.17
Income Before Extraordinary Item and Legal, Stock-based
Compensation and Other Non-recurring Charges                      $   0.33   $   0.21   $   0.59   $   0.34

Diluted Net Income per Share:
Income Before Extraordinary Item                                  $   0.31   $   0.07   $   0.56   $   0.18
Net Income                                                        $   0.31   $   0.05   $   0.56   $   0.16
Income Before Extraordinary Item and Legal, Stock-based
Compensation and Other Non-recurring Charges
                                                                  $   0.31   $   0.20   $   0.56   $   0.33
Weighted Average Shares Outstanding:
Basic                                                               33,514     27,621     33,493     26,569
Diluted                                                             35,302     29,176     35,207     27,956





                                                Unilab Corporation
                                                  Balance Sheets
                                              (amounts in thousands)

                                                     June 30,       December 31,
                                                       2002             2001
                                                    (unaudited)
--------------------------------------------------------------------------------
Cash and Cash Equivalents                       $    35,751        $    24,200
Accounts Receivable, net                             66,101             62,702
Deferred Tax Assets                                  17,702             17,702
Other Current Assets                                  8,128              7,311
--------------------------------------------------------------------------------
     Total Current Assets                           127,682            111,915

Fixed Assets, Net                                    12,423             13,465

Deferred Tax Assets                                  41,365             43,692

Goodwill and Other Intangible Assets                 93,793             91,181

Other Assets                                          5,842              6,275
--------------------------------------------------------------------------------
Total Assets                                    $   281,105        $   266,528
--------------------------------------------------------------------------------

Current Portion of Long-term Debt               $     7,758        $     6,839
Other Current Liabilities                            32,816             34,976
--------------------------------------------------------------------------------
Total Current Liabilities                            40,574             41,815

Long-Term Debt, Net of Current Portion              191,749            195,799

Other Liabilities                                     5,353              5,374

Total Shareholders' Equity                           43,429             23,540
--------------------------------------------------------------------------------

Total Liabilities and Shareholders' Equity      $   281,105        $   266,528
--------------------------------------------------------------------------------